AH
12-6-02

VF 12-5-02

UNITED STATES
[redacted] ANGE COMMISSION
.C. 20549

02053112

TED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
~~8-25338~~

8-27736

SEC MAIL PROCESSING RECEIVED DEC 02 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/13/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
International Assets Advisory LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, Suite 11000
(No. and Street)

Orlando (City) | Florida (State) | 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ward | (407) 254-1591
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

930 Woodcock Road, Suite 211, Orlando, Florida 32803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of International Assets Advisory, LLC, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of International Assets Advisory, LLC, as of September 30, 2002, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

International Assets Advisory, LLC

Michael Ward, Chief Investment Officer

Sworn to and subscribed before me this 29 day of November, 2002.

Marie P. Canine
(Signature of Notary Public)

Marie P Canine
My Commission CC905718
Expires January 27 2004

Personally known: X

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- __ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)
Orlando, Florida

Audited Financial Statements

September 30, 2002 and For the Period from December 13, 2001
to September 30, 2002

(Together with Independent Auditors' Report)

HACKER, JOHNSON & SMITH PA

Certified Public Accountants

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

International Assets Advisory, LLC
Orlando, Florida:

We have audited the accompanying statement of financial condition of International Assets Advisory, LLC (the "Company") at September 30, 2002, and the related statements of income, member's equity and cash flows for the period from December 13, 2001 to September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2002, and the results of its operations and its cash flows for the period from December 13, 2001 to September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company has suffered recurring losses from operations and has been dependent on members' capital contributions to fund operations which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
November 25, 2002

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Financial Condition

September 30, 2002

Assets	
Cash	$ 154,097
Receivable from broker dealer	9,469
Securities owned, restricted, at market	48,800
Premises and equipment, net	149,922
Certificate of deposit, restricted	100,000
Intangible assets, net	524,722
Other assets and prepaid expenses	14,654
Total	$ 1,001,664
Liabilities and Member's Equity	
Liabilities -	
Accrued expenses and other liabilities	97,956
Commitments and contingencies (Notes 1, 4 and 8)	
Member's equity	903,708
Total	$ 1,001,664

See accompanying Notes to Financial Statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Income

For the Period from December 13, 2001 to September 30, 2002

Revenues:	
Commissions	$ 1,463,968
Revenue from sale of investment company shares	340,340
Other	59,200
Total revenues	1,863,508
Expenses:	
Compensation and employee benefits	1,515,494
Regulatory fees and exams	35,204
Amortization of intangible assets	104,945
Other	685,473
Total expenses	2,341,116
Net loss	$ (477,608)

See accompanying Notes to Financial Statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Changes in Member's Equity

For the Period from December 13, 2001 to September 30, 2002

	Total Member's Equity
Balance at December 13, 2001	$ -
Net loss for the period	(477,608)
Assets contributed by member	857,240
Proceeds from member	704,076
Distributions to member	(180,000)
Balance at September 30, 2002	$ 903,708

See accompanying Notes to Financial Statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Cash Flows

For the Period from December 13, 2001 to September 30, 2002

Cash flows from operating activities:	
Net loss	$(477,608)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	45,248
Amortization of intangible assets	104,945
Realized loss on securities	800
Decrease in other assets and prepaid expenses	29,734
Increase in receivable from broker dealer	(9,469)
Increase in accrued expenses and other liabilities	81,541
Net cash used in operating activities	(224,809)
Cash flows used in investing activities:	
Purchases of premises and equipment	(45,170)
Purchase of certificate of deposit	(100,000)
Net cash used investing activities	(145,170)
Cash flows from financing activity-	
Net proceeds from member	524,076
Net increase in cash	154,097
Cash at beginning of period	-
Cash at end of period	$ 154,097
Supplemental disclosure of cash flow information-	
Cash paid during the year for interest	$ -
Noncash activities-	
Assets and liabilities acquired in connection with the acquisition of the Company by Lakeside Assets, LLC, on December 13, 2001:	
Securities owned	$ 49,600
Premises and equipment	$ 150,000
Intangible assets	$ 629,667
Prepaid expense	$ 44,388
Accrued expense and other liabilities	$ 16,415

See accompanying Notes to Financial Statements.

Notes to Financial Statements

September 30, 2002 and for the Period from December 31, 2001 to September 30, 2002

(1) Summary of Significant Accounting Policies and Going Concern Status

International Assets Advisory, LLC (the "Company") was organized on July 26, 2001 as IAAC, LLC and commenced operations November 1, 2001. The name of the Company was changed to International Assets Advisory, LLC effective November 1, 2001. The Company is a single member LLC owned by Lakeside Assets, LLC ("Parent"). The Parent acquired the Company on December 13, 2001 (see Note 6). The accompanying financial statements include the accounts of the Company subsequent to the date of the acquisition after adjustment of the Company's assets and liabilities to estimated fair value in accordance with SFAS No. 141. The Company is a retail securities broker/dealer headquartered in Orlando, Florida which conducts its operations primarily in the United States as well as internationally. The Company introduces transaction to another registered broker that carries such accounts on a fully disclosed basis. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Going Concern Status. The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements the Company has incurred net losses of $477,608, during the period from December 13, 2001 to September 30, 2002 which raises substantial doubt about its ability to continue as a going concern. Management has developed plans intended to remedy these conditions. These plans include continued capital contributions by the parent. As of November 25, 2002 $149,000 of additional capital has been contributed. The financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. Income and expenses related to security transactions are recorded on a settlement date basis, which does not vary materially from a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in securities trading income.

Depreciation and Amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets.

Intangible Asset. Intangible assets consists of a customer list. The intangible asset is being amortized over five years using the straight-line method.

(continued)

(1) Summary of Significant Accounting Policies and Going Concern Status, Continued

Income Taxes. The Company has elected to be treated as a partnership for income tax reporting purposes. The loss is allocated to the member and combined with other income and expenses of the member and included in the member's income tax return. The Company is not an income tax paying entity, thus no federal or state income taxes have been recorded in the financial statements.

(2) Receivable from Broker Dealer

The receivable from broker dealer consists of commissions due from the clearing broker dealer.

(3) Securities Owned

At September 30, 2002 marketable securities owned consist of investment securities at quoted market values as follows:

Equity securities	$ 48,800

(4) Premises and Equipment

A summary of premises and equipment at September 30, 2002 is as follows:

Furniture and equipment	$ 174,693
Leasehold improvements	20,477
Total, at cost	195,170
Less accumulated depreciation and amortization	45,248
Premises and equipment, net	$ 149,922

The Company leases its office facility under an operating leases with an initial term of ten years. The Company is required to maintain a $100,000 letter of credit to the lessor through 2005. If the lease is current, the letter of credit will be reduced by $50,000 in 2005 and $30,000 in 2007. The lease contains a 3% escalation clause plus increases in operating expenses, real estate taxes and utility costs. The lease contains two five year renewal options. Rent expense was $81,271 during the period from December 13, 2001 to September 30, 2002. Minimum future lease payments at September 30, 2002 were as follows:

Year Ending September 30,	Amount
2003	$ 202,235
2004	208,302
2005	214,550
2006	220,988
2007	227,617
Thereafter	1,222,111
Total minimum lease payments	$ 2,295,803

(continued)

(5) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At September 30, 2002 the Company's stated minimum net capital requirement was $100,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $63,569 and the ratio of aggregate indebtedness to net capital was 1.54 to 1. The Company was deficient by $36,431. The Company introduces transactions to another registered broker that carries such accounts on a fully disclosed basis; and as such would normally have a $50,000 net capital requirement. The Company is in process of having its "stated" net capital requirement changed to $50,000.

(6) Acquisition

On December 13, 2001, the Parent acquired all outstanding membership interests of the Company in a transaction accounted for by the purchase method of accounting for $873,655 including liabilities assumed of $16,415. The results of operations of the acquired business have been included in the financial statements since the date of acquisition. The transaction resulted in an excess of net assets acquired over cost of $629,667 which was allocated to the customer list acquired in connection with the acquisition.

(7) Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk consist primarily of securities owned. At September 30, 2002 securities owned consist of 80,000 shares of common stock of International Assets Holding Corporation.

(8) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. The Company has a $100,000 letter of credit issued in connection with the Company's office facility lease (note 4). The letter of credit is collateralized by a pledged certificate of deposit of an equal amount at the same financial institution.